UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-Held Corporation

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

M A T E R I A L  F A C T

Telefônica Brasil S.A. ("Company" or “Vivo”), in compliance with Ruling No. 358 of January 3rd, 2002, of the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários - CVM), as amended, announces to the market and to the general public, complementing the Material Facts disclosed on August 5th, 2014, August 28th, 2014 and August 29th, 2014, that it was executed, on this date, between the Company, as Purchaser, and Vivendi S.A. (“Vivendi”) and its subsidiaries, as Sellers, the Stock Purchase Agreement and Other Covenants, by which the totality of shares issued by GVT Participações S.A. (“GVTPar”), controlling shareholder of Global Village Telecom S.A. (“Operating GVT”, being GVTPar, jointly with Operating GVT, herein referred to as “GVT”), will be acquired by the Company (the “Agreement”). The execution of the Agreement and related documents was duly approved by the Company’s Board of Directors at meeting held on this date.

As consideration for the acquisition of GVT shares, as disclosed in the Material Fact of August 28th, 2014, the Company will pay to the Sellers a portion of the price in financial funds and a portion in shares to be issued by the Company, as follows: (i) €4,663,000,000.00 (four billion, six hundred sixty three thousand Euros), to be paid in cash on the closing date, after the adjustments provided for in the Agreement (“Cash Portion”), and (ii) shares issued by the Company equivalent to 12% common shares and 12% preferred shares of the Company after the merger of the GVTPar shares (“Share Portion”).

The implementation of the transaction is subject to obtaining all applicable corporate and regulatory authorizations, including by the Administrative Council for Economic Defense - CADE and by the National Agency for Telecommunications – ANATEL, as well as other few conditions among those usually applicable to this type of transaction.

The Company may fund the payment of the Cash Portion with a capital increase by public subscription, which terms and conditions will be timely provided by the Board of Directors pursuant to the Bylaws, and, in this regard, a proposal for the increase of the authorized capital limit shall be submitted to the shareholders, pursuant to article 168 of Law No. 6,404, of December 15th, 1976, as amended (“Brazilian Corporations Law”), in order to allow the capital increase through a Board of Directors resolution, granting greater agility to the transaction.

The payment of the Share Portion in shares issued by the Company will be made by a merger of GVTPar shares into de Company, followed by the delivery of common and preferred shares issued by the Company to GVTPar’s shareholders in exchange for the merged GVTPar’s shares, subject to the number of shares to be granted to the Sellers pursuant to the negotiation held between the parties and provided for in the Agreement, being the management required to timely define and disclose the other terms and conditions of this merger of shares, after the approval of the transaction by ANATEL and CADE.

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TELEFÔNICA BRASIL S.A.

Publicly-Held Corporation

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

Whereas the acquisition of GVT shares by the Company represents a relevant investment, pursuant to article 256 of Brazilian Corporations Law, such acquisition shall be submitted to the Company’s shareholders, and it shall be timely convened an extraordinary shareholders’ meeting for such purpose, as provided for in the law.

The Company also informs that the resolutions regarding the transaction aforementioned shall grant to the dissenting Company’s shareholders the right to withdraw. In this regard, the Company informs that shall be entitled to the right to withdraw, by the receipt of the relevant net equity per share amount, those shareholders that hold common and/or preferred shared issued by the Company on this date, including it. The amount per share to be paid due to the exercise of the right to withdraw will be announced by the time of the convening of the shareholders meeting that shall resolve on the matters object of this Material Fact.

Finally, the Company informs that, on this date, Telefónica S.A. has announced, in the markets where its shares are traded, material fact regarding the execution of the Agreement, the contents of which are reproduced below.

This Material Fact has informative purposes only and does not constitute an offer to sell nor a solicitation of an offer for the acquisition of shares issued or to be issued by Telefônica Brasil S.A..

São Paulo, September 18th, 2014.

Alberto Manuel Horcajo Aguirre

Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

www.telefonica.com.br/investidores

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TELEFÔNICA BRASIL S.A.

Publicly-Held Corporation

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

“RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

Secretario General y

del Consejo de Administración

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. de conformidad con lo establecido en el artículo 82 de la Ley del Mercado de Valores, procede por medio del presente escrito a comunicar el siguiente

HECHO RELEVANTE

Como continuación al Hecho Relevante registrado por Telefónica, S.A.  el 29 de agosto de 2014 (número de registro 210238), Telefónica, S.A. informa que se ha formalizado con Vivendi, S.A. el contrato definitivo para la adquisición por Telefónica Brasil, S.A. de Global Village Telecom, S.A. y su sociedad holding GVT Participações, S.A (conjuntamente denominadas “GVT”).

El precio de adquisición del 100% de GVT será el contenido en la oferta presentada a GVT el 28 de agosto de 2014, esto es, un pago en efectivo de 4.663 millones de Euros, así como en la entrega de acciones de nueva emisión representativas de un 12,0% del capital social de Telefónica Brasil, S.A. tras la combinación de ésta con GVT.

Tal y como se anunció en anteriores Hechos Relevantes, la contraprestación en efectivo será financiada mediante una ampliación de capital en Telefónica Brasil, S.A. en la que Telefónica, S.A. suscribirá su parte proporcional, financiada, a su vez, mediante una ampliación de capital.

Asimismo, se informa que Vivendi, S.A. ha aceptado el ofrecimiento de Telefónica, S.A. de adquirir una participación en Telecom Italia, S.p.A. (“Telecom Italia”), concretamente, la adquisición de 1.110 millones de acciones ordinarias de Telecom Italia, que representan actualmente una participación del 8,3% del capital con derecho a voto de Telecom Italia (equivalente a un 5,7% de su capital social), a cambio de un 4,5% del capital que Vivendi, S.A. recibirá de la sociedad resultante tras la combinación de Telefónica Brasil, S.A. y GVT y que representa todas las acciones ordinarias recibidas por Vivendi, S.A. y un número de acciones preferentes (representativas de un 0,7% de dicha clase de acciones).

El cierre de la transacción está sujeto a la obtención de las pertinentes autorizaciones regulatorias (incluyendo en materia de telecomunicaciones y de defensa de la competencia) y al cumplimiento de otras condiciones habituales en este tipo de transacciones.

Madrid, a 18 de septiembre de 2014.

COMISIÓN NACIONAL DEL MERCADO DE VALORES”

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TELEFÔNICA BRASIL S.A.

Publicly-Held Corporation

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

Free Translation of the Material Fact disclosed by Telefónica, S.A. and above transcribed:

“RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A., as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following:

MATERIAL FACT

Following the Material Fact registered by Telefónica on August 29, 2014 (registration No. 210238), Telefónica S.A. informs that a definitive agreement with Vivendi S.A. for the acquisition by Telefônica Brasil S.A. of Global Village Telecom S.A. and its holding company GVT Participações S.A. (jointly referred to as "GVT") has been formalized.

The acquisition value of 100% of GVT will be the one contained in the Offer submitted to GVT on August 28, 2014, i.e., a consideration in cash of 4.663 billion Euros and newly issued shares representing 12.0% of the share capital of Telefônica Brasil S.A., subsequently to its combination with GVT.

As announced in previous Material Facts, the cash consideration will be funded through a capital increase of Telefônica Brasil S.A., in which Telefónica, S.A. will subscribe its proportional share, funded, in turn, through a capital increase.

Moreover, it is hereby informed that Vivendi S.A. has accepted Telefónica, S.A. offer for the acquisition of a stake in Telecom Italia, S.p.A. (“Telecom Italia”), more specifically, the acquisition of 1.110 billion common shares of Telecom Italia, currently representing a stake of 8.3% of Telecom Italia voting share capital (corresponding to 5.7% of its total share capital), in exchange for 4.5% of the share capital of the company resulting from the combination between Telefônica Brasil S.A. and GVT that will be received by Vivendi S.A., which represents all common shares and a portion of preferred shares (representing 0.7% of such class of shares) received by Vivendi, S.A.

The closing of the transaction is subject to obtaining the relevant regulatory authorizations (including telecommunications and antitrust matters) and the fulfillment of other conditions customary in this kind of transaction.

Madrid, September 18, 2014.

SPANISH NATIONAL SECURITIES MARKET COMMISSION – MADRID”

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	September 19, 2014	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director